

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Sam Lai
Chief Executive Officer
Hour Loop, Inc.
8201 164th Ave NE #200
Redmond, WA 98052-7615

      Re: Hour Loop, Inc.
          Registration Statement on Form S-1
          Filed October 28, 2021
          File No. 333-260540

Dear Mr. Lai:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2021 letter.

Registration Statement on Form S-1

Prospectus Summary
Improving Sales of Popular Items and Securing the Inventories Without Paying Higher Storage
Fees by Partnering with Third Party Warehouses, page 9

1.   We note your revised disclosure in response to prior comment 4. Please clarify the status of any such relationships, disclosing whether you have contracted for storage with any third-party warehouses.

Selected Historical Consolidated Financial Data
Balance Sheet Data (at period end), page 15

2.   The amounts of your working capital, total liabilities and stockholders' equity as of December 31, 2020 as disclosed on page 16 do not agree to the amounts reflected in your audited balance sheet at this date. Please reconcile and revise these disclosures.

Risk Factors
By purchasing common stock in this offering, you are bound by the fee-shifting provision..., page 26

3.   We note your revised disclosure in response to prior comment 5. Please expand your disclosure to address the validity of such provision in light of the adoption of DGCL §§102(f) and 109(b), which prohibit Delaware corporations from including fee-shifting provisions for internal corporate claims in their certificates of incorporation or bylaws.

Use of Proceeds, page 36

4.   We note your revised disclosure in response to prior comment 6 reflects that you intend to repay the December 2020 loan.   Please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Capitalization, page 36

5.   It does not appear that you have reflected the repayment of the December 2020 loan in the amount of $1,004,907 in your "pro forma as adjusted" cash and cash equivalents balance. Please advise or revise.

6.   Please revise your capitalization table to disclose your capitalization as of June 30, 2021 on a "pro forma" basis prior to giving effect to the offering and the related use of proceeds. Also, your total capitalization amounts presented in each column should include your long-term debt. Please revise.

7.   We are unable to determine how you computed your pro forma as adjusted paid in capital of $3,718,627 as of June 30, 2021. Please provide us with your computations of this amount.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tatanisha Meadows, Staff Accountant, at (202) 551-3322 or Linda Cvrkel, Staff Accountant, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony, Esq.